<u>INTENTIONAL GAP YEAR INC</u>

<u>FINANCIAL STATEMENTS</u>

<u>FOR THE TEN MONTHS ENDED</u>

<u>OCTOBER 31 2020</u>

INTENTIONAL GAP YEAR INC
TWEN MONTHS ENDED OCTOBER 31, 2020

## CONTENTS

|  | Page |
|---|---|
| Accountant's Review Report | 1 |
| Financial Statements |  |
|     Balance Sheet | 2 |
|     Statement of Operations and Retained Earnings | 3 |
|     Statement of Retained Earnings | 4 |
|     Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6-7 |
| Supplemental Information |  |



## Andrew Benvenuti, Jr. CPA

PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax    (609)567-8299
Cell   (609)805-2240
Urtaxs103@gmail.com

INDEPENDENT AUDITOR'S REPORT

October 31, 2020

I have audited the accompanying balance sheet of Intentional Gap Year, Inc.( a Delaware Corportaion) as of October 31, 2020 and the related statements of income and retained earnings, comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness if the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intentional Gap Year, Inc. as of October 31, 2020, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary combined schedules are also presented for the purposes of additional analysis and are not a required part of the basic financial statements. The other accompanying information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic  financial statements taken as a whole.

Andrew Benvenuti, CPA

# INTENTIONAL GAP YEAR INC

BALANCE SHEET
October 31, 2020

## Assets

### Current Assets

| | | |
|---|---|---|
| Cash | $ | - |
| Development Costs | | - |
| Total Current Assets | | - |
| Property and Equipment, Net of Accumulated Depreciation | | - |
| Investment in The Gap Year Girls LLC | | 170,000 |
| Total Assets | $ | 170,000 |

## Liabilities & Member's Equity

### Current Liabilities

| | | |
|---|---|---|
| Credit Cards Payable | $ | - |
| Total Current Liabilities | | - |

### Long Term Liabilities

| | | |
|---|---|---|
| Total Long Term Liabilities | | - |
| Total Liabilities | | - |

### Stockholder's Equity

| | | |
|---|---|---|
| Capital Stock | | - |
| Additional Paid in Capital | | 170,000 |
| Retained Earnings | | - |
| Total Stockholder's Equity | | 170,000 |
| Total Liabilities & Stockholder's Equity | $ | 170,000 |

The accompanying notes are an integral part of the financial statement.
See Accountant Report

2

# INTENTIONAL GAP YEAR INC

STATEMENT OF OPERATIONS
ONE MONTHS ENDED

OCTOBER 31, 2020

| | | |
|---|---|---|
| Earned Revenues | $ | |
| Cost of Earned Revenues | | - |
| Gross Profit | | - |
| General and Administrative Expenses | | - |
| Less Capitalized Development Costs | | - |
| Net Income | $ | - |

# INTENTIONAL GAP YEAR INC

STATEMENT OF RETAINED EARNINGS
ONE MONTHS ENDED

OCTOBER 31, 2020

| | | |
|---|---|---|
| Balance -October 1 | $ | - |
| Current Year Net Income | $ | - |
| Less Current Year Distributions | $ | - |
| Balance - October 31, 2020 | $ | - |

The accompanying notes are an integral part of the financial statement.
See Accountant Report

# INTENTIONAL GAP YEAR INC

STATEMENT OF CASH FLOWS

October 31, 2020

Cash Flows from Operating Activities

| | | |
|---|---|---|
| Net Income | $ | - |

Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities

| | | |
|---|---|---|
| Depreciation | | - |
| | | - |
| (Increase) Decrease in Assets | | |
| Accounts Receivable | | - |
| Prepaid Expenses | | - |
| Increase (Decrease) in Liabilities | | |
| Accounts Payable and Accrued Expenses | | - |
| Net Cash Provided by Operating | $ | - |

Cash Flows from Investing Activities

| | | |
|---|---|---|
| Investment in the Gap Year Girls, LLC | | (170,000) |
| Net Cash Provided by Investing | | (170,000) |

Cash Flows from Financing Activities

| | | |
|---|---|---|
| Prior period Adjustmentr | | - |
| Additional Paid in Capital | | 170,000 |
| Net Cash Provided by Financing Activities | | 170,000 |
| Net Decrease in Cash | $ | 0 |
| Cash - Beginning of Year | | 0 |
| Cash - October 31, 2020 | $ | 0 |

INTENTIONAL GAP YEAR, Inc
NOTES TO FINANCIAL STATEMENTS
TEN MONTHS ENDED OCTOBER 31, 2020

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES COMPANY ACITIVITES

The company is a privately held corporation engaged primarily in providing Life Coaching Programs.

REVENUES

Revenues are reported on accrual basis and are booked at the time they earned.

DEPRECIATION

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight line method for financial statements purposes.

INVENTORIES

Inventories are stated at the lower of cost or market with cost determined on the First In-First Out (fifo) method.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the results of reported assets, liabilities, revenues, and expenses. Accordingly, actual results could differ from those activities.

NOTE 2: ACCOUNTS RECEIVABLE

All accounts receivable have been deemed by management as being collectable in future periods. Consequently, no allowance for doubtful accounts is required. All accounts deemed to be uncollectible are expensed utilizing the direct write-off method whenever management determines the account is uncollectible.

Generally accepted accounting principles require the use of an allowance account. The effect of such an allowance account in the financial statements would be minimal.

NOTE 3: EQUIPMENT
Equipment consists of the following:

| December 31,2019 | December 31,2018 |
|---|---|
| NONE | NONE |

Depreciation expense charged to operations was $0
in twelve months ended December 31, 2019 & 2018.

NOTE 4: CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN
EXCESS OF INSURED LIMITS

The company maintains its cash balances in a financial institution. The
balances are insured by the Federal Deposit Insurance Corporation. At
December 31, 2019 & 2018, the Company's uninsured cash balance was zero.
The Company has not experienced any losses in such accounts and believes
it is not exposed to any significant credit risk to cash.

NOTE 5: INVESTMENT IN THE GAP YEAR GIRLS, LLC

The company owns 100% membership interest in the Gap Year Girls, LLC a Texas
Based LLC.

NOTE 6: INCOME TAXES

The company is in the development stage and has had no activity subject to
tax and therefore no provision has been made for taxes.

NOTE 7: Contingent Liabilities

Management is unaware of any contingent liabilities as of the date of
these financial statements.